ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 10 May 2011	OTCBB Code: OBTMY

Orbital commences supply of Liquid LPG Fuel System Components to Ford Australia

Orbital Autogas Systems has commenced production–level supply of its next generation Liquid Phase Injection (LPi) LPG fuel system components to Ford Australia for their new range of EcoLPi Falcons that will go on sale from mid-2011.

Since being awarded the supply contract in May 2009, Ford and Orbital have worked comprehensively to develop and productionise the EcoLPi Falcon’s dedicated LPi LPG fuel system. The next generation fuel system has been developed in accordance with Ford’s Global Product Development System whilst meeting the demanding requirements of the Australian market place.

The EcoLPI engine produces 198kW of power and 409Nm of torque – more than the regular 4.0-litre petrol engine using 91RON fuel (195kW/391Nm), and identical to the power outputs when using premium fuel (95RON). For the EcoLPi engine, this represents a 27% increase in maximum power and a 10% improvement in peak torque, compared with the previous generation E-Gas LPG engine that produced 156kW and 371 Nm.

Official ADR 81/02 fuel-consumption certification testing is yet to be completed, but Ford says preliminary trials on a Falcon EcoLPi sedan points towards an overall fuel efficiency and CO2 emissions improvement potential of 12%-15% for liquid phase injection technology, when compared with the previous E-Gas venturi-style vapour system.

The sedan EcoLPi line-up includes the Falcon XT, G6, G6E and XR6 variants, while EcoLPi on the Falcon Ute extends to XL, R6 and XR6 variants, in both Cab Chassis and Styleside Box body configurations featuring distinctive EcoLPi badging.

Orbital Autogas Systems’ Managing Director, Tony Fitzgerald said “The new EcoLPi Falcon is a world class product and a world first for Ford Australia and Orbital. The performance and driveability is amazing.

The Falcon EcoLPi offers exceptional performance coupled with all the space, comfort and towing capability of a family sedan, while at the same time delivering the fuel costs of a much smaller car”.

More than 100,000 LPG-powered Falcon vehicles have been produced since a dedicated LPG system was first introduced in mid-2000.

ENDS

CONTACTS	Tony Fitzgerald Managing Director, Orbital Autogas Systems	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.